

Statement of Financial Condition

Wells Fargo Advisors Financial Network, LLC

(A Wholly Owned Limited Liability Company of Wachovia
Securities Financial Holdings, LLC)

December 31, 2016

(With Report from Independent Registered Public Accounting Firm Thereon)

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)

Statement of Financial Condition

December 31, 2016

(With Report from Independent Registered Public Accounting Firm Thereon)

This Statement of Financial Condition should be deemed
confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5
and paragraph (g) of CFTC Regulation 1.10

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NUMBER 8-28721

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors Financial Network, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney — 314-875-2463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of informatin contained in this form are not required to repond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors Financial Network, LLC, as of December 31, 2016, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI
RACHEL J. DICKMANN
My Commission Expires
December 22, 2018
Jefferson County
Commission #14127427

Name: Kathy Barney
Title: Chief Financial Officer

Rachel J Dickmann
Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors Financial Network, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Advisors Financial Network, LLC (the Company), a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors Financial Network, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 22, 2017

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

Assets

Cash and cash equivalents	$	68
Securities purchased under agreements to resell		166,180
Receivable from brokers, dealers and clearing organizations		13,471
Loans and notes receivable from independent financial advisors, net		246,468
Other assets		19,517
Total assets	$	445,704

Liabilities and Member's Equity

Commissions payable	$	58,133
Accrued compensation and benefits		14,163
Accrued expenses and other liabilities		2,788
Total liabilities		75,084
Member's equity		370,620
Total liabilities and member's equity	$	445,704

The accompanying notes are an integral part of this Statement of Financial Condition.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

December 31, 2016

(Dollars in thousands)

(1)   Organization and Basis of Presentation

Wells Fargo Advisors Financial Network, LLC (the Company) is a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Clearing Services, LLC (WFCS). On November 11, 2016, First Clearing, LLC (FCLLC), a wholly-owned subsidiary of Wells Fargo Advisors, LLC (WFA), merged with and into WFA and was simultaneously renamed as WFCS. FCLLC had been clearing transactions for the Company's customers on a fully-disclosed basis. The customers of WFA were customers of WFCS including for clearing transactions after the merger.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Investors Protection Corporation (SIPC) and the National Futures Association (NFA).

The Company clears substantially all customer security transactions through WFCS on a fully-disclosed basis. The Company clears customer commodities transactions through ADM Investor Services, Inc. on a fully-disclosed basis. Accordingly, the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, the Company is exempt from the provisions of SEC's Securities Exchange Act Rule 15c3-3 (the Customer Protection Rule). At December 31, 2016, no cash or securities were required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by the Company or funds accruing to customers owned by the Company as a result of trades or commodities contracts.

The principal business of the Company is to provide an integrated platform for securities and commodities brokerage, investment advisory and asset management services to independent financial advisors.

(2)   Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Asset Management and Service Fees

Asset management and service fees primarily consist of investment and advisory fees, 12b-1 and shareholder accounting service fees received from mutual funds and insurance companies, bank sweep fee income (see Note 8), and other activity-based fees received from clients, mutual funds and insurance companies. Investment advisory fees, which are based on the market value of the client's assets, are received quarterly, but are recognized as earned on a pro-rata basis over the quarter based on the terms of the contract.

Commissions and Securities Transactions

Commission revenue related to customer securities and commodities transactions are based on the number and sizes of transactions executed at the client's direction and are recorded on a trade-date basis. Related execution and clearing expenses are recorded on a trade-date basis. Customer securities and commodities positions are not reflected in the Statement of Financial Condition as the Company does not have title to these assets.

Securities Purchased Under Agreements to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. These transactions are reverse repurchase agreements of U.S. government agency mortgage backed securities. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $169,660 as of December 31, 2016. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell.

Fair Value

Receivable from brokers, dealers and clearing organizations, securities under agreements to resell, and commissions payable are recorded at contracted amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles (GAAP). The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

(Dollars in thousands)

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy.

For the year ended December 31, 2016, there were no transfers of liabilities between levels. The Company has no liabilities classified in Level 1 or 3 of the hierarchy.

Securities sold, not yet purchased are recorded at fair value which is determined using quoted market or dealer prices, third-party pricing services or other relevant observable information. At December 31, 2016, the Company had $2 of securities sold, not yet purchased, consisting of Level 2 equity securities included in accrued expenses and other liabilities in the Statement of Financial Condition.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation (Everen) and Wells Fargo Investment Group, Inc. (WFIG). Certain states may subject the Company to entity-level taxation as a single member limited liability company. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by tax authorities for years 2011 and forward.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in the year ended December 31, 2016 and there was no accrued interest at December 31, 2016. At December 31, 2016, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Other

Other assets consist primarily of accrued revenue and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables.

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC
Notes to Statement of Financial Condition
December 31, 2016
(Dollars in thousands)

(3) Offsetting of Securities Financing Agreement

All resale activities are subject to a master repurchase agreement (MRA). The Company accounts for transactions subject to this agreement as collateralized financings. The Company receives securities as collateral that are not recognized on the Statement of Financial Condition. Collateral received may be increased or decreased over time to maintain certain contractual thresholds as the assets underlying this arrangement fluctuate in value. While the agreement may be over-collateralized, GAAP requires the disclosure to limit the amount of such collateral to the amount of the related recognized asset.

The following table shows the Company's securities financing agreement as of December 31, 2016:

Assets:

Resale agreement

Gross amount recognized	$	166,180
Gross amount offset in Statement of Financial Condition		—
Net amount in Statement of Financial Condition (1)		166,180
Non-cash collateral received not recognized in Statement of Financial Condition (2)		166,180
Net amount	$	—

(1) Included in securities purchased under agreements to resell on the Statement of Financial Condition.
(2) Represents the fair value of non-cash collateral received under an enforceable MRA, limited for table presentation purposes to the amount of the recognized asset due to the counterparty.

(4) Loans and Notes Receivable from Independent Financial Advisors, Net

Loans and notes receivable from independent financial advisors represent amounts provided to independent financial advisors primarily as recruitment and other performance incentives. Certain amounts provided to independent financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the independent financial advisor's gross production or on a fixed repayment schedule. The amortization period for these loans does not exceed ten years.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from independent financial advisors are reported net of the allowance for doubtful accounts of $3,790 as of December 31, 2016.

(5) Dividends

For the year ended December 31, 2016, the Company did not declare or pay any dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(6) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital, as defined. The Company has elected to

(Dollars in thousands)

use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250. The Company is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA, which requires that the Company maintain minimum net capital, as defined, equal to $250. At December 31, 2016, the Company had net capital of $98,395 which was $98,145 in excess of its required minimum net capital of $250.

(7) Employee Benefits

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation subject to statutory limits. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Matching contributions are 100% vested.

(8) Transactions with Related Parties

Line of Credit with Affiliate

The Company has a variable rate revolving unsecured line of credit agreement (the LOC Agreement) with WFC. Under the terms of the LOC Agreement, the Company may, from time to time, borrow funds for general operating purposes provided that aggregate borrowings under the LOC Agreement do not exceed $50,000 at any one time. The principal amount of the LOC Agreement is due on demand. The interest rate on this loan is based on one-month LIBOR rate plus 120 basis points. At December 31, 2016, the Company had $12 outstanding on this line of credit which is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Services Provided by Affiliates

The Company has service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations product support and general and administrative support services. The Company also receives mutual fund, postage and occupancy services from affiliates, which were directly billed.

Clearing Services

The Company has a fully-disclosed clearing agreement with WFCS to clear its securities transactions. The agreement provides for the Company to pay WFCS on a per trade basis.

WFCS collects revenues on behalf of the Company for customer transactions. At December 31, 2016, the Company has a $13,471 receivable from WFCS for these revenues and is classified as receivable from brokers, dealers and clearing organizations on the Statement of Financial Condition.

(Dollars in thousands)

WFCS also funds margin and non-purpose loans for the Company's customers and rebates the related interest income to the Company, net of the interest expense incurred, to finance these margin and non-purpose loans.

Securities Purchased Under Agreements to Resell

At December 31, 2016, the Company had $166,180 outstanding from WFCS under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Statement of Financial Condition.

Other

At December 31, 2016, the Company had $17 outstanding from WFC and its affiliates, which is included in other assets in the Statement of Financial Condition. The Company also owed $1,096 to WFC and its affiliates, which is included in accrued expenses and other liabilities in the Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(9) Commitments and Contingent Liabilities

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, in the event of unexpected future developments, it is possible that the ultimate resolution of those matters, if unfavorable, may be material to the Company's results of operations for any particular period.

Other contingencies

On December 13, 2016, the Federal Reserve Bank (FRB) and Federal Deposit Insurance Corporation (FDIC) notified WFC that they had jointly determined that its 2016 resolution plan submission does not adequately remedy two of the three deficiencies identified by the FRB and FDIC in its 2015 resolution plan. WFC is required to remedy the two deficiencies in a revised submission to be provided to the FRB and FDIC by March 31, 2017 (the "Revised Submission"). If it fails to timely submit the Revised Submission or if the FRB and FDIC jointly determine that the

WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC

Notes to Statement of Financial Condition

December 31, 2016

(Dollars in thousands)

Revised Submission does not adequately remedy the deficiencies, the FRB and FDIC will limit the size of WFC's broker-dealer assets, including the Company, to levels in place as of September 30, 2016.

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities and commodities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company introduces its customer transactions on a fully-disclosed basis to an affiliated clearing broker, WFCS, with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of the clearance agreement. In connection with this agreement, the Company has agreed to indemnify WFCS for losses that WFCS may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. At December 31, 2016, substantially all customer obligations were collateralized by customer securities held at WFCS with a fair value in excess of the obligations.

(10) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2016 through February 22, 2017, the date the Company issued its Statement of Financial Condition. During this period, there have been no material events that would require adjustment in or disclosure to the Statement of Financial Condition.